EXHIBIT 11


STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
TRINOVA CORPORATION
(In thousands, except per share data)


                                        Three Months Ended       Nine Months Ended
                                           September 30             September 30

                                         1994       1993         1994        1993

AVERAGE SHARES OF COMMON STOCK
AND COMMON STOCK EQUIVALENTS
OUTSTANDING (NOTE A)
Average shares outstanding                28,775      28,366      28,695      28,299
Assumed conversion of the 6 percent
 convertible debentures                    1,905           -       1,905           -
Net effect of dilutive stock
 options based upon treasury stock
 method using average market price           223          68         223          68
                                       ---------  ----------  ----------  ----------
Average shares of common stock
 and common stock equivalents
 outstanding                              30,903      28,434      30,823      28,367
                                      ==========  ==========  ==========  ==========
INCOME (LOSS) ATTRIBUTABLE TO COMMON
STOCK (NOTE A)
Income before cumulative effect
 of change in accounting principle    $   15,131  $    9,461   $  47,729   $   5,974
After-tax equivalent of interest
  expense on the 6 percent convertible
  debentures                                 930           -       2,790           -
Cumulative effect of change in
 accounting for postretirement
 benefits other than pensions, net
 of income tax benefit                         -           -           -     (70,229)
                                      ----------  ----------  ----------  ----------
Income (loss) attributable to
common stock                          $   16,061  $    9,461  $   50,519   $ (64,255)
                                      ==========  ==========  ==========  ==========
Income (loss) per share
 Income before cumulative effect of
  change in accounting principle      $      .52  $      .33  $     1.64   $     .21
 Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions                 -           -           -       (2.48)
                                      ----------  ----------  ----------  ----------
Net Income (Loss) per Share           $      .52  $      .33  $     1.64   $   (2.27)
                                      ==========  ==========  ==========  ==========

Note A - Net income (loss) per share was computed on the average number of common shares outstanding, including common stock equivalents. In the 1994 third quarter and nine month period, common stock equivalents included the assumed conversion of the Company's 6 percent convertible debentures and income used in computing income per share was increased for the after-tax equivalent of interest expense on the 6 percent convertible debentures. For the 1993 third quarter and nine month period, the assumed conversion of the 6 percent convertible debentures was not included in average shares outstanding or in income used in computing income per share because the effect of the inclusion would have been anti-dilutive.


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